July 9, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds - Assistant Director

Re:	Acceleration Request for Ambev S.A.

Amendment No. 1 to the Registration Statement on Form F-4, filed on July 8, 2013

File: 333-189656

CIK No. 0001565025

Dear Mr. Reynolds,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ambev S.A. (the “Company”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-189656, filed on June 28, 2013 and amended on July 8, 2013 (the “Registration Statement”), be accelerated, so that this Registration Statement may become effective by 5:00 p.m., New York City time, on July 9, 2013, or as soon thereafter as practicable.

The Company understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Kevin W. Kelley of Gibson Dunn & Crutcher LLP at +1 212-351-4022.

Sincerely,

AMBEV S.A.

By:	/s/ Ricardo Gonçalves Melo
Name:	Ricardo Gonçalves Melo
Title:	Investor Relations Officer

By:	/s/ Daniela Rodrigues Lopes
Name:	Daniela Rodrigues Lopes
Title:	Executive Officer